Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

October 8, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3720

Attn: Larry Spirgel

Re:              Coyote Resources, Inc.
Form 8-K
Filed August 18, 2010, as amended
File No. 000-52512

Dear Mr. Spirgel:

On behalf of Coyote Resources, Inc., a Nevada corporation (the “Company”), and in response to your letter dated September 16, 2010, regarding the Company’s Form 8-K, as amended, filed August 18, 2010 (“Form 8-K”), with the Securities and Exchange Commission (“Commission”), the Company has filed Amendment No. 2 to the Form 8-K (“Amendment No. 2”) on or about the date of this letter. As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Item 1.01

1.  Revise to disclose the parties to each of the agreements attached as exhibits.

Response:  The Company has revised its disclosure to disclose the parties to each of the agreements attached as exhibits.

Debt Repayment Agreement

2.   Please revise to disclose that you borrowed $200,000 the day before you loaned $200,000 to KMR, as noted in your Form 8-K filed April 28, 2010. Revise to disclose the material terms and purpose of such borrowing, including the name of the entity or person from which it was borrowed.

Response:  The Company has revised its disclosure to indicate that it borrowed $200,000 the day before it loaned $200,000 to KMR, as noted in its Form 8-K filed April 28, 2010.  The Company has also disclosed the material terms and purpose of such borrowing and the name of the entity from which it was borrowed.

3.  Please revise to disclose the specific number of mining claims covered by Exhibit 10.2, with reference to Exhibit A to such agreement (see below).

Response:  The Company has revised its disclosure to indicate that the Mining Lease covered one hundred and eleven (111) mining claims in Eureka County, Nevada.

Subsidiary Merger and Name Change, page 3

4.  Please revise to disclose the purpose of the merger and whether Coyote had any liabilities and obligations prior to the merger, as referenced in Article 4 of Exhibit 10.4.

Response:  The Company has revised its disclosure to indicate the purpose of the merger and to indicate that Coyote did not have any liabilities or obligations prior to the merger, as referenced in Article 4 of Exhibit 10.4.

Private Placement, page 3

5. We note your disclosure that each proposed use of proceeds for each requested amount pursuant to the Note and Warrant Purchase Agreement shall specify that the majority of the proceeds shall be used for the development of the Tonopah Extension Mine and the Golden Trend Property and the acquisition of additional mining rights in promising geographic regions. However, we do not see such requirement contained in Exhibit 10.5. Please advise or revise.

Response:  The Company has revised its disclosure to be consistent with Exhibit 10.5. Specifically, the Company has revised Amendment No. 2 to remove the disclosure that the majority of proceeds from the Note and Warrant Purchase Agreement shall be used for the development of the Tonopah Extension Mine and the Golden Trend Property and the acquisition of additional mining rights in promising geographic regions.

6. Please revise to disclose the purpose for increasing the number of your authorized shares sixty-fold in light of your current capitalization, as it appears you have issued approximately only 1 million out of 100 million currently authorized.

Response:  The Company has revised its disclosure to indicate that its Board of Directors authorized a 60 for 1 forward stock split of its issued and outstanding common stock and explained that the purpose for increasing the number of our authorized shares sixty-fold was to accommodate the forward stock split of its issued and outstanding common stock.

7. We note the cross reference to this section contained under “Item 10. Recent Sales of Unregistered Securities.” Please revise this section to include the disclosure required for the issuances to Landsowne Row and Messrs. Abbott and Anderson and file any agreements relating to such issuances as exhibits. Reconcile the spelling of such entity, as both “Landsowne” and “Landsdowne” appear on page 13.

Response:  The Company did not issue common stock to Landsdowne Row Ltd. and Messrs. Abbott and Anderson. Rather, each of them purchased shares from former officers of the Company in private transactions.  As such, the Company has revised its disclosure to indicate that Landsdowne Row Ltd. and Messrs. Abbott and Anderson purchased shares from former officers of the Company in private transactions.  The Company has also reconciled the spelling of Landsdowne to reflect the proper spelling of the entity on page 13.

Stock Cancellation and Debt Forgiveness Agreement, page 3

8. Please revise to disclose the total consideration paid by Gary and Brittany Prager for the shares cancelled, the amount of shares held by each after the share cancellation, and whether they received any other consideration for entering into the transactions described in Item 1.01.

Response:  The Company has revised its disclosure to include the total consideration Gary and Brittany Prager paid for the shares cancelled, the amount of shares held by each after the share cancellation, and whether they received any other consideration for entering into the transactions described in Item 1.01.

Item 2.01

9. We note your reference to 766,702 shares of common stock issued and outstanding. Please advise how you calculated this number and supplementally provide a chronological history of all issuances of common stock by the company, including the identities of purchasers, and note all affiliations with current or past shareholders.

Response:  The Company has revised its disclosure to indicate how the Company calculated 766,702 shares of common stock issued and outstanding.

A chronological history of all issuances of common stock by the Company, including the identities of the purchasers is as follows:

In November 2006, the Company issued 2,000,000 shares of its common stock to Brittany Prager and 2,000,000 shares of its common stock to Gary Prager. On June 30, 2007, the Company issued 315,500 shares of its common stock to unrelated investors for cash of $31,550 pursuant to its Registration Statement on Form SB-2. On July 23, 2007, the Company issued 200,000 shares of its common stock to unrelated investors for cash of $20,000 pursuant to its Registration Statement on Form SB-2.

Earl Abbott, John Anderson and Landsdowne Row Ltd., each purchased 83,334 shares of our common stock from Brittany Prager in three private transactions, and therefore, collectively own 250,002 shares of our common stock. Non-affiliated shareholders hold 515,500 shares of our common stock. Thus, the Company had an aggregate of 766,702 shares of common stock issued and outstanding.

Description of Business

10. We note your disclosure that you have ceased all activity in your former business. However, we also note the continuing existence of www.blsmedia.com, which contains a description of the company’s media business and a link to the company’s EDGAR filings. Please advise or revise.

Response:   The Company has ceased all activity in its former business and intends to discontinue the website www.blsmedia.com.

Risk Factors, page six

Our compliance with the Sarbanes-Oxley Act…, page eight

11. Please expand this risk factor dealing to discuss the costs and work associated with preparing and including your evaluation report of internal control over financial reporting for your next Form 10-K.

Response:  The Company has revised its disclosure to expand this risk factor to discuss the costs and work associated with preparing and including its evaluation report of internal control over financial reporting for its next Form 10-K.

Our common shares have not yet traded…, page nine

12. We note your disclosure that management is aware of the abuses that have occurred in the penny stock market. Please revise to disclose how your management “will strive within the confines of practical limitations to prevent the described patterns from being established.”

Response:  The Company has revised its disclosure to delete this reference as the Company believes it may be a mitigating factor which should not be part of risk factor disclosure.

13. Consider including another risk factor highlighting a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K.

Response:  The Company has revised its disclosure to include another risk factor highlighting a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K.

Financial Information, page 10

14. Please supply the disclosure required by Items 303 and 305 of Regulation S-K.

Response: As discussed further in the Company's response to your comment  No. 30 below, the Company believes that its acquisition of certain assets of KMR does not constitute a business combination in accordance with ASC 805-10-20, and therefore, the Company is not required to furnish the disclosure required by Items 303 and 305 of Regulation S-K.

15. We note your description of the Tonopah Extension Mine as “formerly-producing.” Please revise to disclose the history of exploration and production at the mine since 1930, including, but not limited to the reason(s) production ceased and any efforts to resume production since.

Response:  The Company has revised its disclosure to remove the phrase “formerly-producing” and indicate that no exploration or production has occurred at the mine since 1930.  The Company has also indicated the reason production ceased to the best of its knowledge.

16. Please revise to disclose whether there have been any efforts since 1935 to confirm the presence of the reserves calculated by Thomas Nolan.

Response:  The Company has revised its disclosure to remove any reference to reserves calculated by Thomas Nolan.

Item 3. Description of the Property, page 10

17. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. We believe that the maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale or representations of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawings should be simple enough or sufficiently large scale to clearly show all features on the drawing.

Response:  The Company has revised its disclosure to include two small-scale maps showing the locations and access to each property as suggested in paragraph (b)(2) to Industry Guide 7.

18. Please ensure the following information is disclosed for each of your properties:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response:  The Company has revised Amendment No. 2 to disclose the above requested information, as required under paragraph (b)(2) of Industry Guide 7.

19. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response:  The Company has revised its disclosure to include the above requested information as provided under paragraph (b) (1) through (5) of Industry Guide 7.

20. Additionally, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Response:  The Company has revised Amendment No. 2 to disclose the above requested information.

21. We note your use of the term “Tonopah Extension Mine” throughout your filing but such term does not appear in Exhibit 10.3. Please clarify which of the patented claims listed on Exhibit A to such agreement compromise the Tonopah Extension Mine.

Response:  The Company has revised its disclosure throughout Amendment No. 2 to indicate that all of the claims listed on Schedule A of such agreement constitute Tonopah Extension Mine.

22. Please revise to define the terms “Ag,” “u,” “opt Ag,” and “opt Au.”

Response:  The Company has revised its disclosure to indicate the definitions of these terms.

23. We note you disclose historical production estimates in this section of your filing. Please disclose the source of the information when providing historical production data.

Response:  The Company has revised its disclosure to indicate the source of the historical production data.

24. We note you reference an old report from 1935 and disclose potential ore at the Tonopah Extension Mine based on this report. By definition mineral reserves for a mineral property may not be designated unless:

•
Competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

•	Historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

•	The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly.

Response:  The Company has revised its disclosure and removed this reference to an old report and the disclosure of potential at the Tonopah Extension Mine based on the report.

25. Additionally, pursuant to the definitions in Section (a) of Industry Guide 7 only the terms “proven reserve” or “probable probable” may be used to describe mineralized deposits in SEC filings. Please revise your disclosure accordingly and remove references to mineral resources.

Response:  The Company has revised its disclosure and removed references to mineral resources.

Golden Trend Property, page 12

26. We note your use of the term “Golden Trend Property” throughout your filing but such term does not appear in Exhibit 10.2. Please clarify which of the patented claims listed on Exhibit A to such agreement comprise the Golden Trend Property.

Response:  The Company has revised Amendment No. 2 to indicate that all the claims listed on Exhibit A of the agreement comprise the Golden Trend Property.

27. Please revise to define your “target” at Golden Trend and disclose the basis of your belief that is “similar to the Cortez Hills deposit, a very large, Carlin-type gold deposit that is hidden beneath apparently unmineralized rocks.”

Response:  The Company has revised its disclosure and deleted this statement.

28. We note your disclosure in this section of your filing, referring to mines and other mineral properties that exist in the proximity of your property. Pursuant to Item 102 of Regulation S-K, please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

Response:  The Company has revised its disclosure and removed information in this section that is not directly related to the properties that the Company has the right to explore or mine.

Certain Relationships and Related Transactions…, page 16

29. Please revise to disclose the name(s) of the stockholders with whom you entered into notes payable on April 20, 2009, July 13, 2009, November 14, 2009, and March 8, 2010. In light of the financial situation of the company at the time of issuing such notes, please file execution copies of the notes as exhibit to the appropriate Forms 10-Q or provide them supplementally and advise why such filing is not required.

Response: The Company does not believe Item 404 of Regulation S-K requires that the Company disclose the names of the stockholders with whom it entered notes payable on April 20, 2009, July 13, 2009, November 14, 2009, and March 8, 2010 (the “Notes”) or attach the Notes as exhibits to the Forms 10-Q. Specifically, Item 404(a) of Regulation S-K provides:

“Transactions with related persons. Describe any transaction, since the beginning of the registrant's last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $ 120,000, and in which any related person had or will have a direct or indirect material interest…..“

None of the Notes exceed $120,000, and therefore, none of the transactions technically qualify as related party transactions pursuant to Item 404(a) of Regulation S-K.

Furthermore, none of the stockholders qualify as a “related person” as defined in Instruction 1 to Item 404(a) of Regulation S-K. Specifically, none of the stockholders are directors or executive officers of the Company, nominees for director, or immediate family members of a director or executive officer of the Company. In addition, none of the stockholders are a security holder covered by Item 403(a), or an immediate family member of any such security holder

Since none of those stockholders hold more than five percent of the Company’s issued and outstanding shares, disclosure is not required regarding the names of the stockholders.  Because of this, the Company does not believe it is required to attach the Notes as exhibits to the Forms 10-Q or to provide them supplementally.

The Company has revised its disclosure to specify that none of those stockholders hold more than five percent of the Company’s issued and outstanding shares.

Financial Statements and Supplementary Data, page 18

30. We note that you acquired all of KMR’s rights to the Tonopah Extension Mine and the Golden Trend Property and as a result of this acquisition you ceased all activity in your former business. We further note your statement that your current business is comprised solely of the assets acquired from KMR. Please file audited financial statements for this business acquisition or tell us why they are not required. Refer to Rule 8-04 of Regulation S-X. Also include pro forma financial statements required by Rule 8-05 of Regulation S-X.

Response: The Company determined that audited financial statements and pro forma financial information as per Rules 8-04 and 8-05 of Regulation S-X were not required since the Company’s acquisition of certain assets of KMR did not constitute a business combination pursuant to, and as defined by, ASC 805-10-20.  Specifically, ASC 805-10-20 defines a business combination as “a transaction or other event in which the acquirer obtains control of one or more businesses”.  Further ASC 805-10-20 and ASC 805-10-55-4 describe a business as “an integrated set of activities and assets that is capable of being conducted managed…” and that “consists of inputs and processes applied to those inputs that have the ability to create outputs.”

With its acquisition of certain leases on mineral claims from KMR, the Company has not acquired control of those claims such that it would be able to control the inputs and processes to produce a profitable output or economic benefit for investors or other owners.  Its rights are merely to participate in the potential future production of those assets.  Operational processes necessary to explore and extract the mineral reserves, if any, has not yet begun or has any infrastructure for the transportation of the reserves been placed into operation.  Therefore, based on the Company’s analysis, it has considered the transaction with KMR as an asset acquisition of non-producing assets without proven reserves. Therefore, the Company has not filed audited financial statements in Amendment No. 2.

Item 3.02 Unregistered Sales of Equity Securities, page 19

31. Identify the investor who was party to the Note and Warrant Purchase Agreement.

Response:  The Company has revised its disclosure to indicate the name of the investor.

Exhibit 10.2

32. We note the reference to 111 unpatented mining claims “more particularly described on Exhibit A.” However, there do not appear to be 111 claims on Exhibit A. Please reconcile.

Response:  Exhibit A indicates 111 unpatented mining claims. GT 1-20 constitutes 20 claims.  Therefore, GT 1-20, 21-36, 37-42, 43-58, 59-66, 67-70, 71-78, 79-80, and 81-90 constitute a total of 90 claims.  CTZ 1-15 and CTZ 18-23 constitute a total of 21 claims.  Thus, 90 claims plus 21 claims equals a total of 111 unpatented mining claims.

Hopefully, this enclosed response letter and Amendment No. 2 adequately address the issues raised in your comment letter dated September 16, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Coyote Resources, Inc.

/s/ Earl Abbott

Earl Abbott
President